Exhibit 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2006	2007	2008	2009	2010
Income before income taxes	$1,095.7	$1,011.0	$563.3	$709.6	$606.4
Fixed charges	74.6	73.9	73.1	74.6	73.8

Income as adjusted	$1,170.3	$1,084.9	$636.4	$784.2	$680.2

Fixed charges:
Interest expense, including discount amortization and preferred stock dividends	$61.2	$61.2	$61.0	$60.7	$60.6
Portion of rents representative of an appropriate interest factor (1)	13.4	12.7	12.1	13.9	13.2

Total fixed charges	$74.6	$73.9	$73.1	$74.6	$73.8

Ratio of consolidated earnings to fixed charges	15.69	14.68	8.71	10.51	9.22